UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 0-17164
Copernic Inc. (Translation of registrant's name into English)

360 Franquet Street, Suite 60 Québec, Québec G1P 4N3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SHARE CONSOLIDATION

On September 11, 2009, the registrant announced that its shareholders approved the consolidation of the Company’s issued and outstanding shares at a special shareholders’ meeting held on September 11, 2009.  A copy of the registrant’s press release announcing the approval of the consolidation of the Company’s issued and outstanding shares and certain other information is attached hereto as Exhibit 99.1.  Copies of the notice of special shareholders’ meeting management information circular; letter of transmittal; and form of proxy concerning the share consolidation are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COPERNIC INC.
(Registrant)
Date: September 11, 2009	By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President and CEO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: Copernic Shareholders Approve Consolidation of all Issued and Outstanding Shares
99.2	Notice of Special Shareholders’ Meeting to be Held on September 11, 2009 Management Information Circular
99.3	Letter of Transmittal
99.4	Form of Proxy